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                          April 8, 2024

       Zeynep Boga
       Deputy Director General
       Republic of Turkey
       Turkish Consulate General
       Office of the Attache for Treasury and Financial Affairs
       821 First Avenue, 4th Floor
       New York, N.Y. 10017

                                                        Re: Republic of Turkey
                                                            Amended
Registration Statement under Schedule B
                                                            Filed April 1, 2024
                                                            File No. 333-275976
                                                            color:white;"_
                                                            Form 18-K/A for
Fiscal Year Ended December 31, 2022
                                                            Filed September 22,
2023, as amended on February 15, 2024, March 21, 2024
                                                            and April 1, 2024
                                                            File No. 033-37817

       Dear Zeynep Boga:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 5, 2024 letter.

       Amended Registration Statement under Schedule B

       Annual Report on Form 18-K/A, Exhibit 99.D
       Political Conditions, page 6

   1. We note your response to our prior comment 5 and additional disclosure provided in the
                                                        Recent Developments and
Summary section of Exhibit D-3 to Form 18-K/A filed with the
                                                        SEC on March 29, 2024.
Please supplement your disclosure to account for the local
 Zeynep Boga
Republic of Turkey
April 8, 2024
Page 2
         elections that took place on March 31, 2024.
Energy, page 97

2. We note your response to our prior comment 13 and supplemental explanatory information. Please revise your disclosure on page 97 to clarify that "energy resources"
         refers solely to crude oil and natural gas reserves.
       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Kelsey Glover at 202-551-2365 or Michael Coco at 202-551-3253 with any other questions.



                                                              Sincerely,
FirstName LastNameZeynep Boga
                                                              Division of
Corporation Finance
Comapany NameRepublic of Turkey
                                                              Office of
International Corporate
April 8, 2024 Page 2                                          Finance
FirstName LastName